Exhibit (a)(12)

[TranSwitch Logo]

NEWS RELEASE

TranSwitch Corporation Announces Successful Exchange Offer

with a Tender of 79% of its Existing Notes

and Placement of $24 Million of its New Plus Cash Notes

(Shelton, CT) September 25, 2003 – TranSwitch Corporation (NASDAQ: TXCC) announced today that approximately $90 million in aggregate principal amount of its existing 4½% Convertible Notes due 2005, or approximately 79% of the total outstanding, were tendered and not withdrawn in its exchange offer which expired at 12:00 midnight, New York City time (EST), on Wednesday, September 24, 2003. As a result of the exchange offer, the Company will issue approximately $74 million new 5.45% Convertible Plus Cash NotesSM due September 30, 2007. The Company also announced the placement of $24 million of its Plus Cash Notes for cash to holders of its existing notes, an amount greater than the $20 million principal amount originally offered.

TranSwitch Corporation, headquartered in Shelton, Connecticut, is a leading developer and global supplier of innovative high-speed VLSI semiconductor solutions—Connectivity Engines™—to original equipment manufacturers who serve three end-markets: the Worldwide Public Network Infrastructure, the Internet Infrastructure, and corporate Wide Area Networks (WANs). Combining its in-depth understanding of applicable global communication standards and its world-class expertise in semiconductor design, TranSwitch Corporation implements communications standards in VLSI solutions which deliver high levels of performance. Committed to providing high-quality products and service, TranSwitch is ISO 9001—2000 registered. Detailed information on TranSwitch products, news announcements, seminars, service and support is available on TranSwitch’s home page at the World Wide Website—http://www.transwitch.com.

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Investors are cautioned that all forward-looking statements regarding TranSwitch, its operations and its financial results involve risks and uncertainties, including without limitation risks associated with the exchange offer and new money offering, including the possibility that the exchange offer and new money offering may not be consummated; risks of downturns in economic conditions generally and in the telecommunications and data communications markets and the semiconductor industry specifically; risks in product development and market acceptance

TranSwitch Corporation Announces Successful Exchange Offer

with a Tender of 79% of its Existing Notes

and Placement of $24 Million of its New Plus Cash Notes

of and demand for TranSwitch’s products and products developed by TranSwitch’s customers; risks of failing to attract and retain key managerial and technical personnel; risks associated with foreign sales and high customer concentration; risks associated with competition and competitive pricing pressures; risks associated with investing in new businesses; risks relating to TranSwitch’s indebtedness; risks of dependence on third-party VLSI fabrication facilities; risks related to intellectual property rights and litigation; risks in technology development and commercialization; and other risks detailed in TranSwitch’s filings with the Securities and Exchange Commission.

TranSwitch is a registered trademark of TranSwitch Corporation.

For more information contact:

Peter J. Tallian

Chief Financial Officer

TranSwitch Corporation

Phone: 203/929-8810 ext. 2427

Fax: 203/926-9453

www.transwitch.com

Jeffrey Winaker

Managing Director, Convertible Securities

U.S. Bancorp Piper Jaffray

Phone: 415/984-5142

Fax: 415/984-5122

or

Brian Sullivan

Managing Director, Convertible Securities

U.S. Bancorp Piper Jaffray

Phone: 415/984-5144

Fax: 415/984-5122